



Chris Thomas · 3rd

Co-Founder at Potluck Productions

San Francisco, California, United States ·


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Potluck Productions


Massachusetts Institute of Technology

Experience

Co-Founder
Potluck Productions
May 2004 – Present · 17 yrs 3 mos
San Francisco Bay Area

Produce motion pictures and web videos for ourselves and Bay Area companies. Often serious and sometimes comedic. Currently producing a feature comedy, "The Yogi (tm)", and in development on a musical comedy, "Mission Baby."

Co-Founder
Five Steps Forward Media
May 2004 – Present · 17 yrs 3 mos

Web streaming, video production, and other media for non-profits and socially conscious businesses.

Director of Programs

Center for Partnership Studies

Oct 2007 – Dec 2009 · 2 yrs 3 mos

Strategic planning, Program management. Founded by author and macrohistorian Riane Eisler, we focus on international gender equity and supporting and creating "caring economic" policies.

Chris Thomas

Chris Thomas and Associates

May 2003 – Dec 2008 · 5 yrs 8 mos

Human resources, audit preparation, program management, database management, other assistance as needed to directors of nonprofits. Primary client is the Youth Employment Partnership in Oakland. Past clients included the

National Coordinator

Video the Vote

Aug 2008 – Nov 2008 · 4 mos

Organized a nation-wide volunteer corp of citizen video journalists to film this November's election to ensure that the vote was counted especially in those communities that were previously under-resourced with voting machines and

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Education



Massachusetts Institute of Technology

Masters, Technology and Policy

1990 – 1993

Activities and Societies: International Environmental Negotiation, Thesis on Impact of Global Warming on Species Extinction. Sang in the MIT/Welsley acapella group.



University of California San Diego

Bachelor's degree, Biology, Political Science

1981 – 1986





